Landa Financing LLC

6 W. 18th Street, 12th Floor

New York, NY 10011

VIA EDGAR

April 28, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Stacie Gorman, Brigitte Lippmann

Re:	Landa Financing LLC (the “Company”) Offering Statement on Form 1-A (the “Offering Statement”) filed April 12, 2023

File No. 024-12193

Dear Mss. Gorman and Lippmann:

We filed the above-referenced Offering Statement on Form 1-A on April 12, 2023. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on May 1, 2023 at 12:00 PM (noon), or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ Yishai Cohen
Yishai Cohen

cc:	Mark Schonberger, Esq.
Farnell Morisset, Esq.